SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of July 2008

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-                    .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

On July 23, 2008, Korea Electric Power Corporation (“KEPCO”) decided to make further investment in the construction of additional wind-powered turbines in Nemenggu and Gansusheng, People’s Republic of China (the “Project”). The Project will be jointly sponsored by China Datang Corporation, and KEPCO owns a 40% equity interest in the Project. The Project involves construction of additional wind-power turbines with capacity of 50 megawatts in Neimenggu and 49.5 megawatts in Gansusheng. The construction began in May 2008 and is expected to be completed in December 2008. The Project will be on a “build, own and operated” basis, and KEPCO will participate in the operation of the Project for a term of 20 years. The currently estimated capital expenditure for the Project is approximately US$ 150 million and the currently estimated capital expenditure for KEPCO is US$ 20 million.

Additional details regarding the Project will be determined through further negotiation with China Datang Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	Director, Finance Team

Date: July 25, 2008